

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

> **Re: Aurora Mobile Limited**
> **Form 20-F filed on April 18, 2023**
> **Response letter dated October 25, 2023**
> **File No. 001-38587**

Dear Shan-Nen Bong:

We have reviewed your October 25, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

Response letter dated October 25, 2023

Risks related to our business and industry, page 16

1. Please consider including a risk factor indicating that: (1) the Company intends to conduct its operations such that it will not be an "investment company" under Section 3(a) of the Investment Company Act of 1940 (the "Investment Company Act"); and (2) the Company's ability to operate in its current form would be significantly impacted if the Company (and/or certain of its subsidiaries) were deemed to be an investment company under the Investment Company Act.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology